SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

VECTOR GROUP LTD.
(Name of Issuer)
___________________________
COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

92240M-10-8
(CUSIP Number)

Howard M. Lorber
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2014
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92240M-10-8        Page 2

1	NAME OF REPORTING PERSON
Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		5,769,905 (includes 972,405 acquirable upon exercise of options)
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		—
EACH	9	Sole Dispositive Power
REPORTING
PERSON		4,769,905 (includes 972,405 acquirable upon exercise of options)
WITH	10	Shared Dispositive Power

—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,769,905 (includes 972,405 acquirable upon exercise of options)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 92240M-10-8        Page 3

ITEM 1.         SECURITY AND ISSUER.

This statement on Schedule 13D is being filed with respect to the Common Stock , $0.10 par value per share (the "Common Stock"), of Vector Group Ltd., a Delaware corporation ("Vector" or the "Company"), which has its principal executive office at 4400 Biscayne Boulevard, Miami, Florida 33137.

ITEM 2.         IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Howard M. Lorber, a United States citizen. Mr. Lorber's business address is 4400 Biscayne Boulevard, Miami, Florida, 33137. Mr. Lorber's principal occupation has been President and Chief Executive Officer of Vector since January 2006. Mr. Lorber served as President and Chief Operating Officer of Vector from January 2001 to December 2005 and has served as a director of Vector since January 2001. From November 1994 to December 2005, Mr. Lorber served as President and Chief Operating Officer of New Valley Corporation, where he also served as a director. New Valley Corporation was a majority-owned subsidiary of Vector until December 2005, when Vector acquired the remaining minority interest. Mr. Lorber was Chairman of the Board of Hallman & Lorber Assoc., Inc., consultants and actuaries of qualified pension and profit sharing plans, and various of its affiliates from 1975 to December 2004 and has been a consultant to these entities since January 2005. He has also served as Chairman of the Board of Directors since 1987 and Chief Executive Officer from November 1993 to December 2006 of Nathan’s Famous, Inc., a chain of fast food restaurants; Chairman of the Board of Ladenburg Thalmann Financial Services from May 2001 to July 2006 and Vice Chairman since July 2006. Mr. Lorber was a Director of Borders Group Inc. from May 2010 until January 2012 and has been a director since 1991 of United Capital Corp., a real estate investment and diversified manufacturing company, which ceased to be a public reporting company in 2011. He is also a trustee of Long Island University.

Vector is a holding company and is principally engaged in:

•	the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries, and

•
the real estate business through its New Valley LLC subsidiary, which is principally in the real estate business. New Valley owns 70.59% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

During the last five years, Mr. Lorber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount paid to the Company by Mr. Lorber ($100,000) in connection with the restricted stock award on July 23, 2014 was provided from his personal funds.

ITEM 4.         PURPOSE OF TRANSACTION.

On July 23, 2014 the Company granted Mr. Lorber an award of 1,000,000 shares of Common Stock subject to performance-based vesting (the “Award Shares”) pursuant to the Company’s 2014 Management Incentive Plan (the “2014 Plan”). Mr. Lorber will pay the Company $100,000, representing the par value of the Restricted Stock. Shares representing the Award Shares will be issued upon expiration of the waiting period of the notification form

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which was filed under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, on July 25,2014. Upon issuance, Mr. Lorber will have sole voting rights with respect to the Award Shares.

The terms of the Award Shares have been structured to be treated as a "qualified performance-based compensation" under Treasury Regulation 1.162-27(e).

Except to the extent provided in Section 5 of the Award Agreement, Mr. Lorber shall only earn a non-forfeitable right to an Award Share by satisfying both (i) the target for Vector Group Ltd. Adjusted EBITDA (as defined below) on the applicable vesting date as set forth in the following table, and (ii) being continuously employed with the Company through the applicable Vesting Date as set forth in the following table:

Vesting Date	Number of Vested Shares (Cumulative)

August 15, 2015	142,857 shares if the Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to June 30, 2015 exceeds $175 million;

July 1, 2016	285,714 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to December 31, 2015 exceeds $262.5 million;

July 1, 2017	428,571 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to December 31, 2016 exceeds $437.5 million;

July 1, 2018	571,428 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to December 31, 2017 exceeds $612.5 million;

July 1, 2019	714,285 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to December 31, 2018 exceeds $787.5 million;

July 1, 2020	857,142 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to December 31, 2019 exceeds $962.5 million; and

July 1, 2021	1,000,000 shares minus shares previously vested if cumulative Vector Group Ltd. Adjusted EBITDA from July 1, 2014 to December 31, 2020 exceeds $1.138 billion,

“Vector Group Ltd. Adjusted EBITDA” is defined in the Award Agreement to mean the Company’s Earnings Before Interest, Income Taxes, Depreciation and Amortization excluding litigation or claim judgments or settlements and non-operating items and expenses for restructuring, productivity initiatives and new business initiatives.

The Section 5 of the Award Agreement provides for accelerated vesting in the event of death or disability and if Mr. Lorber is employed by the Company at the time of a change on control as defined in the 2014 Plan, as well as limited accelerated vesting in certain other circumstances.

Mr. Lorber is entitled to receive a payment equal to the amount that would otherwise have been paid on or after the date of issuance of the Award Shares as dividends or other distributions (including securities of another issuer) on the Award Shares had such unvested portion been vested in Mr. Lorber as of the record date for such dividend or other distribution, provided such payment shall only be made to Mr. Lorber at the time of vesting of the unvested portion of the earned Award Shares on which such dividend or other distribution was paid.

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ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

(a) As of July 23, 2014, Mr. Lorber was the beneficial owner of, in the aggregate, 5,769,905 shares of Common Stock, which constituted approximately 5.7% of the 100,763,436 shares of Common Stock outstanding, as of May 12, 2014, as adjusted to reflect the ussuance of the Award Shares to Mr. Lorber following the expiration of the Hart-Scott-Rodino Act waiting period, which is anticipated to occur August 2014 (plus 972,405 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options).

(b) Mr. Lorber exercises sole voting power and sole dispositive power over (i) 807,773 shares of Common Stock held by him, (ii) 2,740,531 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, (of which 2,170,000 are pledged to collateralize a bank line of credit dated May 16, 2011, as amended) (iii) 249,177 shares held by Lorber Gamma Limited Partnership, a Nevada limited partnership, and (iv) 19 shares in an Individual Retirement Account. Mr. Lorber's beneficial ownership also includes 972,405 shares of Common Stock that may be acquired by him within 60 days upon exercise of options and voting rights with respect to 1,000,000 Award Shares that will be beneficially owned following expiration of the Hart-Scott-Rodino Act waiting period. Upon issuance to Mr. Lorber of the Award Shares, Mr. Lorber will have sole voting power over the Award Shares but will not gain investment power over those shares until the vesting conditions described in Item 4 have been satisfied.

Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Lorber Gamma, Inc., a Nevada corporation, is the general partner of Lorber Gamma Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of each of Lorber Alpha II, Inc. and Lorber Gamma, Inc. Mr. Lorber disclaims beneficial ownership of 17,591 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c) Except as described in Item 4, no transactions in the Company's Common Stock were effected during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Lorber is party to a contract with Vector dated January 27, 2006, when Vector and Mr. Lorber entered into an amended and restated employment agreement (the “Amended Lorber Agreement”), which replaced his prior employment agreements with Vector and with New Valley. The Amended Lorber Agreement has an initial term of three years effective as of January 1, 2006, with an automatic one-year extension on each anniversary of the effective date unless notice of non-extension is given by either party within 60 days before this date. Mr. Lorber’s salary is subject to an annual cost of living adjustment. As of January 1, 2014, Mr. Lorber’s annual base salary was $3,100,398. In addition, Vector's board must periodically review his base salary and may increase but not decrease it from time to time in its sole discretion. Mr. Lorber is eligible on an annual basis to receive a target bonus of 100% of his base salary under the Vector's Bonus Plan. During the period of his employment, Mr. Lorber is entitled to various benefits, including a Company-provided car and driver, a $7,500 per month allowance for lodging and related business expenses, two club memberships and dues, and use of corporate aircraft in accordance with the Company’s Corporate Aircraft Policy. Following termination of his employment by Vector without cause (as defined in the Amended Lorber Agreement), termination of his employment by him for certain reasons specified in the Amended Lorber Agreement or upon death or disability, he (or his beneficiary in the case of death) would continue to receive for a period f

CUSIP No. 92240M-10-8        Page 6

36 months following the termination date his base salary and the bonus amount earned by him for the prior year (with such bonus amount limited to 100% of base salary). In addition, all of Mr. Lorber’s outstanding equity awards would be vested and any stock options granted after January 27, 2006 would continue to be exercisable for no less than two years or the remainder of the original term if shorter. Following termination of his employment for any of the reasons described above (other than death or disability) within two years of a change in control (as defined in the Amended Lorber Agreement), he would receive a lump sum payment equal to 2.99 times the sum of his then current base salary and the bonus amount earned by him for the prior year (with such bonus amount limited to 100% of base salary). In addition, Mr. Lorber will be indemnified in the event that excise taxes are imposed on change-of-control payments under Section 4999 of the Code. In the event Mr. Lorber's employment terminates prior to September 14, 2014 for any reason other than death, disability or change of control, he will be required to return to the Company 255,256 shares of restricted stock received on December 11, 2012 and all dividends relating to such shares.

Lorber Alpha II Limited Partnership has pledged 2,170,000 shares of Common Stock to secure a bank line of credit under the terms of a pledge agreement dated May 16, 2011, as amended.

Mr. Lorber has the right to acquire 972,405 shares of Common Stock pursuant to a December 2009 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $11.60 per share. These options, which have a ten-year term, vest and become exercisable in entirety on December 3, 2013.

Mr. Lorber has the right to acquire 463,050 shares of Common Stock pursuant to a January 2011 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $14.91 per share. These options, which have a ten-year term, vest and become exercisable in entirety on January 14, 2015.

Mr. Lorber has the right to acquire 525,000 shares of Common Stock pursuant to a February 2013 option agreement, which granted Mr. Lorber options to purchase shares of Common Stock at $15.36 per share. These options, which have a ten-year term, vest and become exercisable in entirety on February 26, 2017.

Mr. Lorber has the right to acquire 250,000 shares of Common Stock pursuant to a February 2014 option agreement which granted Mr. Lorber options to purchase shares of Common Stock at $19.64 per share. These options, which have a ten-year term, vest and become exercisable in entirety on February 26, 2018.

Any then unexercisable options of the 2009, 2011, 2013, and 2014 option awards will vest and become exercisable upon the occurrence of a change of control or Mr. Lorber's death or disability. Under the terms of the 2009, 2011, 2013, and 2014 option awards, Common Stock dividend equivalents are paid on each option share.

CUSIP No. 92240M-10-8        Page 7

ITEM 7.         MATERIAL TO BE FILED AS AN EXHIBIT.

Exhibit 10.1:	Amended and Restated Employment Agreement dated as of January 27, 2006, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector’s Form 8-K dated January 27, 2006).

Exhibit 10.2:	Stock Option Agreement, dated December 3, 2009, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.22 in Vector’s Form 10-K dated December 31, 2009).

Exhibit 10.3:
Stock Option Agreement, dated January 14, 2011, between Vector and Howard M. Lorber (incorporated by reference to Exhibit S to Schedule 13D, as amended, dated January 21, 2011 filed by Howard M. Lorber).

Exhibit 10.4:	Stock Option Agreement, dated February 26, 2013, between Vector and Howard M. Lorber (incorporated by reference by Exhibit 10.1 in Vector's Form 10-Q dated March 31, 2013).

Exhibit 10.5:	Stock Option Agreement, dated February 26, 2014, between Vector and Howard M. Lorber.

Exhibit 10.6:	Performance-Based Restricted Share Award Agreement, pursuant to Vector Management Incentive Plan, dated July 23, 2014, by and between Vector and Howard M. Lorber.

CUSIP No. 92240M-10-8        Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2014

By:	/s/ Howard M. Lorber
Howard M. Lorber